DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303-2214
www.dlapiper.com
Ed Batts
ed.batts@dlapiper.com
T 650.833.2073
F 650.687.1106

June 29, 2015

VIA COURIER AND EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Celeste M. Murphy, Legal Branch Chief
Larry Spirgel, Assistant Director
William Mastrianna, Attorney-Adviser
Paul Fischer, Attorney-Adviser
Robert S. Littlepage, Accounting Branch Chief
Christie Wong, Staff Accountant

Re:	Lumentum Holdings Inc.
Registration Statement on Form 10
Filed June 17, 2015
File No. 001-36861

Ladies and Gentlemen:

On behalf of Lumentum Holdings Inc. (“Lumentum” or the “Company”), we submit this letter in response to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 26, 2015, relating to the above referenced Registration Statement on Form 10 File No. 001-36861 (the “Registration Statement”) filed with the Commission on June 17, 2015 and to provide updated information. We understand that the Staff does not have any additional comments on Amendment No. 3 (“Amendment No. 3”) to the Registration Statement filed with the Commission on June 24, 2015. We are concurrently filing via EDGAR this letter and Amendment No. 4 (“Amendment No. 4”) to the Registration Statement. We are also sending a hard copy of this letter and the Registration Statement, including a version that is marked to show changes to Amendment No. 3.

Set forth below are the Company’s responses to the Staff’s comment letter. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the Registration Statement.

Summary

The Separation and Distribution, page 12

1. We note that JDSU intends to retain approximately 19.9% of Lumentum stock after the spin-off transaction and stock distribution to JDSU shareholders. Please describe the purpose, effects, and business reasons for retaining Lumentum stock after the spin-off.

Response: The Information Statement has been revised on pages 30 and 34 in response to the Staff’s comment.

Division of Corporation Finance

Attention: Celeste M. Murphy, Legal Branch Chief

June 29, 2015

Page Two

2. Please provide us with the legal analysis whereby you determined that, despite the retention of 19.9% of the Lumentum shares by Viavi, and subsequent disposal of these shares by Viavi no later than three years after the distribution, the spin-off of Lumentum shares is pro rata to parent shareholders. Please refer to Staff Legal Bulletin 4.

Response: JDS Uniphase Corporation (“JDSU”), which in connection with the separation will be renamed Viavi Solutions Inc. (“Viavi”) and Lumentum anticipate that following the separation and distribution, 80.1% of the shares of our common stock will be distributed to JDSU stockholders on a pro rata basis, while Viavi will retain 19.9% of the shares of our common stock.

The spin-off transaction will be pro rata. As a result of the retention by Viavi of 19.9% of Lumentum’s outstanding shares of common stock, JDSU stockholders will have, directly or indirectly, the same proportionate economic interest in Viavi and in Lumentum as they did immediately prior to the spin-off. Before the spin-off transaction, the JDSU stockholders owned 100% of Lumentum through their direct ownership of 100% of the outstanding shares of JDSU, which in turn owned the Lumentum business. Immediately after these transactions, JDSU stockholders will directly and indirectly own 100% of Lumentum, by virtue of their (i) direct ownership of 80.1% of Lumentum’s outstanding shares and (ii) indirect ownership of 19.9% of Lumentum’s outstanding shares. JDSU stockholders “indirectly” own 19.9% of Lumentum’s outstanding shares because they own 100% of the outstanding shares of JDSU. As a result, the retention of 19.9% of Lumentum’s common stock does not change the pro rata nature of the distribution of the spin-off, and the JDSU stockholders’ direct and indirect economic interests in the assets of Lumentum and its subsidiaries, including those subsidiaries holding the Lumentum business, will not have been substantially altered by the spin-off. We respectfully refer the Staff to no-action letters that it has previously issued, both prior to and following issuance of the Staff Legal Bulletin 4, providing that the issuance of shares in a spin-off did not require registration where the parent company did not distribute all of its interests in the spun-off company or where the spun-off company issued its shares to the parent company in connection with the spin-off. See, e.g., Sanpaolo IMI S.P.A. (available October 28, 1999), Istituto Nazionale delle Assicurazioni S.p.A (available October 27, 1998), Summit Energy (available March 29, 1988), The Henley Group, Inc. (available December 21, 1987), Eaton Corporation (available August 8, 1983).

The Information Statement has been revised on the cover and pages 13, 33, 34, 50, 74 and 103.

3. Please revise your chart disclosure on page 34 to indicate the retention of Lumentum shares by Viavi.

Response: The Information Statement has been revised on page 35 in response to the Staff’s comment.

Division of Corporation Finance

Attention: Celeste M. Murphy, Legal Branch Chief

June 29, 2015

Page Three

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (650) 833-2073 or Michael Torosian at: (650) 833-2220 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ Ed Batts

Ed Batts

Partner

cc:	Alan Lowe (Lumentum Holdings Inc.)
Judy Hamel (Lumentum Holdings Inc.)
Michael Torosian (DLA Piper LLP (US))